Exhibit (a)(5)(F)

Teradyne Closes Tender Offer for Nextest Systems Corp.; Acquires over 90% of NEXT Shares

North Reading, MA – January 24, 2008 – Teradyne, Inc. (NYSE: TER) and Nextest Systems Corporation (NASDAQ: NEXT) jointly announced today the expiration, as of midnight, New York City time, on January 23, 2008, of the offering period in the tender offer made by NAC Equipment Corporation (NAC), Teradyne’s direct wholly owned subsidiary, for all of the outstanding shares of Nextest Systems Corporation common stock.

According to the final report of the depositary for the offer, as of the expiration of the offering period, a total of approximately 17,624,392 shares of Nextest common stock had been validly tendered into the offer, including shares that were tendered through guaranteed delivery. Stockholders who validly tendered and did not withdraw their shares will promptly receive the offer price of $20.00 per share, net to the seller in cash without interest. As a result of these purchases in the tender offer, Teradyne, through NAC, now owns over 90% of the outstanding shares of Nextest common stock.

NAC will promptly acquire all of the remaining outstanding shares of Nextest common stock by means of a short-form merger under Delaware law. In the merger, NAC will merge with and into Nextest, and Nextest will become a direct wholly owned subsidiary of Teradyne. In the merger, each outstanding share of Nextest common stock will be cancelled and converted into the right to receive $20.00 per share, net to the seller in cash without interest. Following the merger, detailed instructions will be mailed to Nextest stockholders who did not tender in the offer outlining the steps to be taken to obtain the merger consideration.

About Teradyne, Inc.

Teradyne (NYSE:TER) is a leading supplier of Automatic Test Equipment used to test complex electronics used in the consumer electronics, automotive, computing, telecommunications, and aerospace and defense industries. In 2007, Teradyne had sales of $1.1 billion and currently employs about 3,600 people worldwide. For more information, visit www.teradyne.com. Teradyne (R) is a registered trademark of Teradyne, Inc. in the U.S. and other countries. All product names are trademarks of Teradyne, Inc. (including its subsidiaries).

About Nextest Systems Corp.

Nextest is a low-cost leader in the design and manufacture of Automatic Test Equipment (ATE) for flash memory and System-On-Chip semiconductors. Nextest’s products address the growing demand from manufacturers for ATE with increased throughput, functionality and reliability, while reducing time to market and cost of test. Nextest has shipped over 1,900 systems to more than 70 semiconductor companies worldwide. Further information is available at www.nextest.com.

Contacts:

Teradyne, Inc.

Tom Newman, 978-370-2425

VP, Corporate Relations

or

Nextest Systems Corp.:

GEM Agency

Connie Berar, 408-529-4694